UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 11, 2020

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On February 12, 2020, Generation Income Properties, Inc. (the “Company”) announced that on February 11, 2020 it had refinanced two loans totaling $9.7 million, (the $6.1 million acquisition loan for the Pratt & Whitney building in Huntsville, Alabama and the $3.6 million loan that was secured by our 7-Eleven property in Washington, D.C. and the Starbucks property in Tampa, Florida) with the net proceeds of an $11.3 million promissory note secured by a first priority mortgage on these three properties in favor of DBR Investments Co. Limited. The net proceeds of the $11.3 million loan also prepaid a portion of the outstanding principal of the $1.9 million note issued to the Clearlake Preferred Member. The new loan has a term of 10 years and an annual interest rate of 4.17% amortized over a 30 year term with the first 12 months requiring interest only payments.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

15.1	Press release dated February 12, 2020 - Refinancing
15.2	Loan Agreement with DBR Investments Co. Limited dated February 11, 2020

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: February 12, 2020	By:	/s/ Richard Russell
Richard Russell
Chief Financial Officer